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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69512

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NFSTX,LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 Times Square, 10th Floor
(No. and Street)

NYC	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda Crane	212-231-5032	linda.crane@nasdaq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

One Manhattan West,	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NFSTX, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

Signature:

Signed by:

Linda Crane

EC81CFB680FF435...

Title:

Principal Financial Officer

This filing** contains (check all applicable boxes):

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- ✓ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ✓ (d) Statement of cash flows.
- ✓ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ○ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ✓ (g) Notes to consolidated financial statements.
- ✓ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ○ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ○ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ○ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ○ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ○ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ○ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ○ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ○ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ○ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ○ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ○ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ○ (z) Other: _____
- ○ ***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplemental Information

NFSTX, LLC
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm
(Confidential Pursuant to Rule 17a-5(e)(3))

(SEC I.D. No. 8-69512)

NFSTX, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2025

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member and Management of NFSTX, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NFSTX, LLC (the Company) as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

March 17, 2026

NFSTX, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	8,897,441
Accounts receivable		773,634
Prepaid expenses		26,653
Total assets	$	9,697,728

Liabilities and member's equity

Liabilities:		
Payable to Nasdaq, Inc.		1,532,359
Total liabilities	$	1,532,359
Member's equity		8,165,369
Total liabilities and member's equity	$	9,697,728

See accompanying notes to the financial statements.


NFSTX, LLC

Statement of Income

Year Ended December 31, 2025


Revenues		
Transaction services	$	3,541,969
Interest income		384,986
Total revenues		3,926,955
Expenses		
Intra-group supports costs		3,376,791
Professional fees		102,233
Regulatory fees		37,434
General, administrative and other		37,685
Total expenses		3,554,143
Net Income	$	372,812

See accompanying notes to the financial statements.

NFSTX, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2025

Balance, December 31, 2024	$	7,792,557
Net Income	$	372,812
Balance, December 31, 2025	$	8,165,369

See accompanying notes to the financial statements.

NFSTX, LLC

Statement of Cash Flows

Year Ended December 31, 2025

Operating activities		
Net income	$	372,812
Net change in operating assets and liabilities:		
Accounts receivable		(97,076)
Prepaid expenses and other assets		(1,797)
Payable to Nasdaq, Inc.		525,135
Net cash provided by operating activities		799,074
Net increase in cash and cash equivalents		799,074
Cash and cash equivalents at beginning of year		8,098,367
Cash and cash equivalents at end of year	$	8,897,441

See accompanying notes to the financial statements.

1. Nature of Business

NFSTX, LLC ("NFSTX" or the "Company"), is a wholly owned subsidiary of Nasdaq Fund Secondaries, LLC ("NFS"), a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq"). NFSTX was formed under the laws of the State of Delaware on July 23, 2014. The Company is a limited purpose broker-dealer, headquartered in New York. The Company operates an alternative trading system for certain registered fund transactions. The Company is also approved to provide limited broker services in the form of paying agent services for secondary transactions in limited partnership interests. The Company earns commissions on the trading volume or on a fixed fee basis, depending on the contract. The Company manages and operates their business as one reportable segment.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Substantially all our revenues are considered to be revenues from contracts with customers. The Company does not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. The Company does not have revenues recognized from performance obligations that were satisfied in prior periods. The Company does not have any unsatisfied performance obligations at December 31, 2025.

Transaction services revenue is generated when the Company provides the services described in footnote 1. Revenue is typically recognized on the settlement date for the customer transaction,

which is the date that the Company determined that they met their identified performance obligations related to these transactions.

Interest income consists of interest earned on the Company's cash and is recognized on an accrual basis.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2025. The Company's cash is held by one financial institution in an interest-bearing account which, at times, may exceed federally insured limits. At December 31, 2025, the Company had cash of $8,897,441.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company holds customer funds in an account for the exclusive benefit of customers of NFSTX, LLC. At December 31, 2025, the Company did not hold any customer funds.

Accounts Receivable

Accounts Receivable represents revenue earned from Customers and interest on the Company's interest bearing cash account. This revenue has been earned but not yet received.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's Federal income tax return is subject to examination by the Internal Revenue Service for the years 2022 through 2024. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2024.

3. Related-Party Transactions

The Company has entered into a service agreement with affiliates whereby the affiliates provide services to the Company including the use of its employees and other assets. Included in Intra-group support costs on the Statement of Income are the expenses related to these support services, which were $3,376,791 for the year ended December 31, 2025.

At December 31, 2025, $1,532,359 was recorded in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. In 2025, the Company paid $2,997,415 to Nasdaq to settle intercompany balances. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii). The Company calculates its excess net capital using the alternate standard. At December 31, 2025, the Company's net capital was $7,365,082 which was $7,115,082 in excess of its minimum requirement of $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains a "Special Account for the Exclusive Benefit of Customers of NFSTX, LLC" for such customer funds received.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies.

5. Commitments and Contingencies

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, Accounts Receivable, and Prepaid expenses approximate fair value due to the short term nature of these assets. The Company's liabilities included in the Company's Statement of Financial Condition which include Payable to Nasdaq, Inc., are reported at their contractual amounts, which approximate fair value.

7. Segments

The Company manages, allocates resources, and operates and provides our products and services as one reportable business segment. The Company evaluates the performance of the business segment based on several factors, of which the primary financial measure is net income. The Company has determined that our chief operating decision maker is our Chief Executive Officer. The Company considers the total expenses of $3,554,143 to be significant. All of our products and services are offered in the United States.

For 2025, the Company had three customers who's transaction revenues totaling $1.5 million, $1.0 million and $0.5 million, all of which exceeded 10% of our total transaction revenues reported.

8. Subsequent Events

The Company has evaluated all subsequent events through March 17, 2026, the date as of which these financial statements are available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Supplemental Information

NFSTX, LLC

Supplemental Schedule I

Computation of Net Capital under Rule 15c3-1 of the

Securities and Exchange Commission

December 31, 2025

Member's equity	$	8,165,369
Non-allowable assets:		
Accounts Receivable		773,634
Prepaid expenses and other assets		26,653
Total non-allowable assets		800,287
Net capital	$	7,365,082
Less minimum capital required of $250,000		250,000
Net capital in excess of minimum requirement	$	7,115,082

No material differences exist between the above computation of net capital included in the Company's corresponding unaudited Part II FOCUS filing as of December 31, 2025.

NFSTX, LLC

Supplemental Schedule II

Computation for Determination of Reserve Requirements

Pursuant to SEC Rule 15c3-3

December 31, 2025

The Company is exempt from SEC Rule 15c3-3 pursuant to sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to hold the customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains "Special Account for the Exclusive Benefit of Customers of NFSTX, LLC" for such customer funds received.

NFSTX, LLC

Supplemental Schedule III

Information Relating to Possession or Control of Securities

Pursuant to SEC Rule 15c3-3

December 31, 2025

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-69512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NFSTX,LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 Times Square, 10th Floor
(No. and Street)

NYC	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda Crane	212-231-5032	linda.crane@nasdaq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

One Manhattan West,	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NFSTX, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

Signature:

Signed by:

Linda Crane

EC81CFB680FF435...

Title:

Principal Financial Officer

This filing contains (check all applicable boxes):**

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- o (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- o (d) Statement of cash flows.
- o (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- o (f) Statement of changes in liabilities subordinated to claims of creditors.
- o (g) Notes to consolidated financial statements.
- o (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- o (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- o (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- o (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- o (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- o (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- o (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- o (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- o (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- o (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- o (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other: _____
- o **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

NFSTX, LLC
December 31, 2025
With Report of Independent Registered Public Accounting Firm

NFSTX, LLC

Statement of Financial Condition

December 31, 2025

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member and Management of NFSTX, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NFSTX, LLC (the "Company") as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

March 17, 2026

NFSTX, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	8,897,441
Accounts receivable		773,634
Prepaid expenses		26,653
Total assets	$	9,697,728

Liabilities and member's equity

Liabilities:

Payable to Nasdaq, Inc.		1,532,359
Total liabilities	$	1,532,359
Member's equity		8,165,369
Total liabilities and member's equity	$	9,697,728

See accompanying notes to the Statement of Financial Condition.

1. Nature of Business

NFSTX, LLC ("NFSTX" or the "Company"), is a wholly owned subsidiary of Nasdaq Fund Secondaries, LLC ("NFS"), a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq"). NFSTX was formed under the laws of the State of Delaware on July 23, 2014. The Company is a limited purpose broker-dealer, headquartered in New York. The Company's primary business is providing limited broker services in the form of paying agent services for secondary transactions in limited partnership interests. The Company is approved to operate an alternative trading system for certain registered fund transactions. The Company manages and operates their business as one reportable segment.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2025. The Company's cash is held by one financial institution in an interest-bearing account which, at times, may exceed federally insured limits. At December 31, 2025, the Company had cash of $8,897,441.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company holds customer funds in an account for the exclusive benefit of customers of NFSTX, LLC. At December 31, 2025, the Company did not hold any customer funds.

Accounts Receivable

Accounts Receivable represents revenue earned from Customers and interest on the Company's interest bearing cash account. This revenue has been earned but not yet received.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's Federal income tax return is subject to examination by the Internal Revenue Service for the years 2022 through 2024. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2024.

3. Related-Party Transactions

The Company has entered into a service agreement with affiliates whereby the affiliates provide services to the Company including the use of its employees and other assets.

At December 31, 2025, $1,532,359 was recorded in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. In 2025, the Company paid $2,997,415 to Nasdaq to settle intercompany balances. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii). The Company calculates its excess net capital using the alternate standard. At December 31, 2025, the Company's net capital was $7,365,082 which was $7,115,082 in excess of its minimum requirement of $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains a "Special Account for the Exclusive Benefit of Customers of NFSTX, LLC" for such customer funds received.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies.

5. Commitments and Contingencies

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, Accounts Receivable, and Prepaid expenses approximate fair value due to the short term nature of these assets. The Company's liabilities included in the Company's Statement of Financial Condition which include Payable to Nasdaq, Inc., are reported at their contractual amounts, which approximate fair value.

7. Segments

The Company manages, allocates resources, and operates and provides our products and services as one reportable business segment. The Company evaluates the performance of the business segment based on several factors, of which the primary financial measure is net income. The Company has determined that our chief operating decision maker is our Chief Executive Officer.

8. Subsequent Events

The Company has evaluated all subsequent events through March 17, 2026, the date as of which the statement of financial condition are available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.



Ernst & Young LLP   Tel: +1 212 773 3000
1 Manhattan West
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and Management of NFSTX, LLC

We have reviewed management's statements, included in the accompanying NFSTX, LLC 15c3-3 Exemption Report in which (1) NFSTX, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k):(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2025 except as described in its Exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 17, 2026



NFSTX, LLC
15c3-3 Exemption Report

NFSTX, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2025, except as described in the attachment.

I, Linda Crane, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

Linda Crane
EC81CFB680FF435... _____
Linda Crane
Chief Financial Officer
NFSTX, LLC

___*March 17, 2026*___
Date

15c3-3 Exemption Reporting				
Nature of Exception	Fund Received Date	Funds Released Date	Approximate duration of exception in days	Amount
Incorrect amount	3/26/2025	3/31/2025	3	95,996.00
Funds received early	9/24/2025	9/29/2025	3	52,152.00
Incorrect wire instructions	9/25/2025	10/1/2025	4	31,803.90
Wire instructions not received	1/10/2025	1/15/2025	3	348,226.26
Incorrect wire instructions	10/22/2025	10/27/2025	3	385,693.06



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Member and Management of NFSTX, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of NFSTX, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries within the Company's bank records.

    No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2025 with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2025.

    No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems.

    Not applicable as there were no adjustments reported in Form SIPC-7.



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, and in accordance with guidance from SIPC, for purposes of performing procedures 1 and 4, differences of $1 or less will not be reported in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

March 17, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
NFSTX LLC	8-69512

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 3,926,955.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 3,926,955.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 3,926,955.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 5,890.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 2,561.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 2,561.00		
d	Add lines 11a through 11c		$ 2,561.00	
12	**LESSER** of line 10 or 11d.			$ 2,561.00
13 a	Amount from line 8		$ 5,890.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 2,561.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 3,329.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 3,329.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-69512	DEA: FINRA	2025	Dec

MEMBER NAME NFSTX LLC
MAILING ADDRESS 4 TIMES SQ 27TH FLR
NEW YORK, NY 10036
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NFSTX LLC
(Name of SIPC Member)

Linda Crane
(Authorized Signatory)

2/12/2026
(Date)

linda.crane@nasdaq.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.